UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number: 001-33113

e-Future Information Technology Inc.

(Translation of registrant’s name into English)

No. 10 Building

BUT Software Park

No. 1 Disheng North Street

BDA, Yizhuang District

Beijing 100176, People’s Republic of China

86-10-51650988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On April 26, 2007, e-Future Information Technology Inc. issued a press release announcing the resignation of two directors and the appointment of one director. A copy is attached as Exhibit 99.1 hereto.

On May 3, 2007, e-Future Information Technology Inc. issued a press release announcing JDA and e-Future Sign an Accord to Integrate JDA Solutions with Value-Added Services designed for China’s Retail Market. A copy is attached as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-FUTURE INFORMATION TECHNOLOGY INC.
(Registrant)

Date May 4, 2007	By:	/s/ Adam Yan
Adam Yan, Chairman and Chief Executive Officer

2

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release, dated April 26, 2007, announcing the resignation of two directors and the appointment of one director. A copy is attached as Exhibit 99.1 hereto.

99.2	Press release, dated May 3, 2007, announcing JDA and e-Future Signs Accord to Integrate JDA Solutions with Value-Added Services designed for China’s Retail Market. A copy is attached as Exhibit 99.2 hereto.